UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*
Adherex Technologies Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00686R200
(CUSIP Number)

Southpoint Capital Advisors
623 Fifth Avenue, Suite 2601 New York, New York 10022
212-692-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Master Fund, LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Fund LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Qualified Fund LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Offshore Fund, Ltd.
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Capital Advisors LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint GP, LP
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) PN

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint Capital Advisors LLC
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Southpoint GP, LLC
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No.  00686R200

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John S. Clark II
2.		Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 358,496,000
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 358,496,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 358,496,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.		Percent of Class Represented by Amount in Row (11) 68.1%
14.		Type of Reporting Person (See Instructions) IN

CUSIP No.  00686R200

This Amendment No. 6 (this “Amendment”) to Schedule 13D relates to warrants (the “Warrants”) to purchase shares of common stock (the “Common Stock”) of Adherex Technologies Inc., a Canadian corporation (the “Issuer”).

This Amendment is being filed to report a change in the amount of securities beneficially owned by the Reporting Persons.  This Amendment modifies the original Schedule 13D filed by the Reporting Persons on March 2, 2007.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  The undersigned reporting persons (the “Reporting Persons”) beneficially own 200,000,000 shares of Common Stock and 158,496,000 Warrants to purchase shares of Common Stock, which represents 68.1% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 358,496,000, which represents the number of shares of Common Stock and Warrants beneficially owned by the Reporting Persons, by (ii) 526,789,451, which represents the number of shares of Common Stock issued and outstanding as reported by the Issuer as of May 13, 2010, plus the number of Warrants beneficially owned by the Reporting Persons.

(b)  The Reporting Persons have the power to vote and dispose of the 200,000,000 shares of Common Stock held by Southpoint Master Fund, LP (the “Master Fund”), and, would have the power to vote and dispose of the Common Stock underlying the 158,496,000 Warrants, pending their conversion.

The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 200,000,000 shares of Common Stock or the Common Stock underlying the 158,496,000 Warrants held by the Master Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

(c)  On April 30, 2010, the Reporting Persons acting through the Master Fund purchased 200,000,000 units in a privately placed transaction with the Issuer.  The purchase price of each unit was CDN$0.03.  Each unit consisted of one share of Common Stock and one Warrant to purchase one share of Common Stock.  On June 8, 2010, the Reporting Persons acting through the Master Fund sold 41,504,000 units in a private transaction.  The sale price of each unit was CDN$0.03.  Each unit consisted of one share of Common Stock and one Warrant to purchase one share of Common Stock.  The Reporting Persons already reported the purchase and sale of the Common Stock in each of these two transactions on Amendment No. 4 and Amendment No. 5 of Schedule 13D, dated May 12, 2010 and June 11, 2010, respectively. However, at the time of such amendments, the Reporting Persons were not deemed to be the beneficial owners of the Common Stock underlying the Warrants, pursuant to Rule 13d-3(d)(1)(i), since the Warrants may not be exercised until October 30, 2010. The Reporting Persons are now deemed to have beneficial ownership of the Common Stock underlying the Warrants, pursuant to Rule 13d-3(d)(1)(i), and accordingly, have reported the Warrants in this Amendment.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2010

SOUTHPOINT MASTER FUND, LP
By: Southpoint GP, LP, its general partner
By: Southpoint GP, LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT FUND LP
By: Southpoint GP, LP, its general partner
By: Southpoint GP, LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT QUALIFIED FUND LP
By: Southpoint GP, LP, its general partner
By: Southpoint GP, LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT OFFSHORE FUND, LTD.
By: Southpoint Capital Advisors LP, its investment manager
By: Southpoint Capital Advisors LLC, its general partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL AVISORS LP
By: Southpoint Capital Advisors LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LP
By: Southpoint GP, LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

JOHN S. CLARK II

By: /s/ John S. Clark II
John S. Clark II, individually